UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

CORVUS GOLD INC.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

221013105
(CUSIP Number)

Kandimathie Christine Ramon
AngloGold Ashanti Limited
112 Oxford Road
Houghton Estate
Johannesburg, 2198
South Africa
+27 (0)11 637-6019

With a copy to:

George A. Stephanakis, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
+44 (0)20 7453 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of September 10, 2021 (based on information furnished by the Issuer to certain of the Reporting Persons).

CUSIP No. 221013105

1	NAMES OF REPORTING PERSONS
AngloGold Ashanti (U.S.A.) Exploration Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC, OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
24,774,949 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
24,774,949 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,774,949 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.5%(1) (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Percentage ownership is based on an aggregate number of 127,003,470 common shares of the Issuer outstanding as of September 10, 2021 (based on information furnished by the Issuer to certain of the Reporting Persons).

This Statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the “Original Schedule 13D” and, as amended, the “Amended Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on July 13, 2021, amended by Amendment No. 1 filed on September 14, 2021, with respect to the common shares, no par value, of Corvus Gold Inc. (the “Issuer”), held by AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA (U.S.A.) Exploration”). AGA (U.S.A.) Exploration is a wholly owned subsidiary of AngloGold Ashanti North America Inc. (“AGA North America”), which is a wholly owned subsidiary of AngloGold Ashanti USA Incorporated, which is a wholly owned subsidiary of AngloGold Ashanti Limited (“AGA”). AGA and all of its subsidiaries are collectively referred to herein as the “AGA Group”.

All references herein to “$” and “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars.

This Amendment No. 2 amends the Amended Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth herein, all Items of the Amended Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the meanings assigned to them in the Amended Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Amended Schedule 13D is hereby amended to add the following at the end thereof:

The description of the Arrangement (as defined in Item 4) set forth in Item 4 below is incorporated by reference in its entirety into this Item 3. It is anticipated that this purchase will be made in cash consideration and the source of funds for such purchase will be available cash on hand of AngloGold Ashanti Holdings plc (“AGAH”).

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of  the Amended Schedule 13D is hereby amended to add the following at the end thereof:

As previously announced, on September 13, 2021, the Issuer entered into an Arrangement Agreement (the “Arrangement Agreement”) with the Purchaser (as defined below) and AGAH. 1323606 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia (the “Purchaser”), is a wholly owned subsidiary of AngloGold Ashanti (U.S.A.) Holdings Inc., which is a wholly owned subsidiary of AGA (U.S.A.) Exploration. AGAH, a public limited company existing under the laws of the Isle of Man, is a wholly owned subsidiary of AGA.

The Arrangement Agreement provides for the terms and conditions pursuant to which the Purchaser has agreed to acquire the remaining 80.5% of the outstanding Corvus Shares not already owned by the AGA Group at a price of C$4.10 per Corvus Share (the “Consideration”) in cash (the “Transaction”). Capitalized terms used in this Item 4 but not otherwise defined in the Amended Schedule 13D or this Amendment No. 2 have the meanings set forth in the Arrangement Agreement.

The terms of the Arrangement Agreement also provide that, as part of the Transaction, each option to purchase a Corvus Share (a “Corvus Option”) that is outstanding immediately prior to the effective time (the “Effective Time”) of the Arrangement (as defined below), notwithstanding the terms of such Corvus Option, that is vested or unvested, will be deemed to be unconditionally vested and exercisable, and will be immediately cancelled in exchange for a cash payment from the Issuer equal to the amount by which the Consideration exceeds the exercise price of each such Corvus Option, subject to withholding taxes where applicable.

The terms of the Arrangement Agreement further provide that the Transaction will be implemented by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).  The Plan of Arrangement and the implementation of the arrangement set forth therein between the Issuer, its shareholders (the “Corvus Shareholders”), the holders of Corvus Options (the “Corvus Optionholders” and together with the Corvus Shareholders, the “Corvus Securityholders”) and the Purchaser (the “Arrangement”), is subject to the review and approval of the Supreme Court of British Columbia (the “Court”).

The Transaction will be subject to the approval of: (a) 66 2/3% of the votes cast by (i) the Corvus Shareholders, including votes attached to Corvus Shares held by the AGA Group, present in person or represented by proxy at the special meeting relating to the Transaction (the “Special Meeting”); and (ii) the Corvus Shareholders and the Corvus Optionholders, voting together as a single class, present in person or represented by proxy at the Special Meeting; and (b) a simple majority of the votes cast by the Corvus Shareholders present in person or represented by proxy at the Special Meeting, excluding votes attached to Corvus Shares held by the AGA Group and any other person as required to be excluded under section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

The Arrangement Agreement and the Arrangement have been approved by the board of directors of each of the Issuer (the “Corvus Board”) (acting upon the unanimous recommendation of a special committee of the Corvus Board, consisting solely of independent and disinterested directors, authorized to, among other things, negotiate, evaluate and approve or disapprove potential transactions with the Issuer) and the Purchaser and AGAH.

Completion of the Transaction is also subject to other customary closing conditions, including mutual conditions regarding (i) obtaining an interim and final order from the Court, (ii) the absence of any law enacted by any governmental entity that prohibits or makes the consummation of the Transaction illegal, and (iii) receipt by the AGA Group of the approval of the South African Reserve Bank (“SARB”).

Completion of the Transaction is subject to certain conditions in favor of the Purchaser, including (i) subject to certain exceptions, the accuracy of the Issuer’s representations and warranties, (ii) fulfillment or compliance by the Issuer, in all material respects, with its covenants under the Arrangement Agreement, (iii) dissent rights of the Corvus Shareholders under British Columbia law not having been exercised with respect to more than 7% of the issued and outstanding Corvus Shares, (iv) certain legal actions, reviews, proceedings or investigations not having been brought by legal authorities, and (v) no material adverse effect in respect of the Issuer having occurred.

Completion of the Transaction is subject to certain conditions in favor of the Issuer, including (i) subject to certain exceptions, the accuracy of the Purchaser’s and AGAH’s representations and warranties, (ii) fulfillment or compliance by the Purchaser and AGAH, in all material respects, with their covenants under the Arrangement Agreement, (iii) delivery of sufficient funds to the Depositary to pay the aggregate Consideration to the Corvus Shareholders, and (iv) providing the Issuer with the Funding Loan to satisfy the required payments under the Arrangement to the Corvus Optionholders.

The Transaction is not subject to a financing condition.

The Arrangement Agreement contains customary representations and warranties of the Issuer and the Purchaser and AGAH. The Issuer has also agreed to customary covenants regarding the operation of the Issuer and its subsidiaries prior to the Effective Time, including covenants not to, during the pendency of the Arrangement, solicit alternative transactions or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, an alternative transaction, subject to customary “fiduciary out” rights. The Issuer has also granted the Purchaser a right to match any superior proposal.

The Arrangement Agreement contains certain customary mutual termination rights for both the Issuer and the Purchaser,  including a right to terminate (i) if the necessary approvals are not obtained at the Special Meeting, (ii) any law is enacted that prohibits or makes the consummation of the Transaction illegal, or (iii) if the Arrangement is not completed by March 31, 2022, unless otherwise extended pursuant to the terms of the Arrangement Agreement (the “Outside Date”).

The Arrangement Agreement contains customary termination rights for the Issuer, including a right to terminate (i) for a breach of any representation and warranty or failure to perform any covenant on the part of the Purchaser, subject to certain qualifications, (ii) if prior to obtaining the approval of the Corvus Securityholders, the Issuer accepts a superior proposal, or (iii) if the SARB approval has not been obtained by the Outside Date.

The Arrangement Agreement contains customary termination rights for the Purchaser, including a right to terminate (i) for a breach of any representation and warranty or failure to perform any covenant on the part of the Issuer, subject to certain qualifications, (ii) if prior to obtaining the approval of the Corvus Securityholders, the Corvus Board or a committee of the Corvus Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner that is adverse to the Purchaser, its recommendation that the Corvus Securityholders vote in favor of the Arrangement at the Special Meeting, or the Issuer breaches its non-solicitation covenant in any material respect, or (iii) if a Material Adverse Effect has occurred.

The Issuer will pay a termination fee of C$19 million to AGAH under certain circumstances, including (i) if the Purchaser terminates the Arrangement Agreement due to the Corvus Board or a committee of the Corvus Board, prior to obtaining the approval of the Corvus Securityholders, failing to unanimously recommend or withdrawing, amending, modifying or qualifying, in a manner that is adverse to the Purchaser, its recommendation that the Corvus Securityholders vote in favor of the Arrangement at the Special Meeting, or the Issuer breaching its non-solicitation covenant in any material respect, (ii) if the Issuer terminates the Arrangement Agreement in connection with it pursuing a superior proposal, (iii) if either the Issuer or the Purchaser terminates the Arrangement Agreement for failure to obtain the necessary approvals at the Special Meeting or if the Effective Time has not occurred on or prior to the Outside Date, or if the Purchaser terminates the Arrangement Agreement as a result of the Issuer’s breach of a representation or warranty by the Issuer or failure of the Issuer to perform its covenants under the Arrangement Agreement, subject to such breach or failure being due to the Issuer’s willful breach or fraud, provided that prior to such termination: (A) the Purchaser has obtained the SARB approval, (B) an Acquisition Proposal (for the purposes of the foregoing, references to “20% or more” in the definition of “Acquisition Proposal” in the Arrangement Agreement is deemed to be “50% or more”) has been publicly made to the Issuer (or any of its subsidiaries or any of their respective representatives) and not withdrawn prior to the Special Meeting, and (C) within 365 days following the date of such termination, an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (B) above) is consummated or effected, or the Issuer (or any of its subsidiaries) enters into a contract in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (B) above) and such Acquisition Proposal is later consummated or effected (whether or not within 365 days after such termination).

In relation to certain termination rights, the Issuer has agreed to reimburse AGAH’s out-of-pocket third-party transaction expenses incurred in connection with the Transaction up to a maximum of C$4 million.  Additionally,  if the Arrangement Agreement is terminated by the Issuer as a result of the Purchaser failing to obtain the SARB approval prior to the Outside Date, the Purchaser has agreed to pay the Issuer’s out-of-pocket third-party transaction expenses incurred in connection with the Transaction up to a maximum of C$4 million.

A copy of the Arrangement Agreement has been included as Exhibit 99.16 to this Amendment No. 2 to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Purchaser, AGAH, the Issuer or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Arrangement Agreement were made only for purposes of that agreement and as of specific dates; were made solely for the benefit of the parties to the Arrangement Agreement; may be subject to limitations agreed upon by the parties thereto, including being qualified by confidential disclosures; may not have been intended to be statements of fact, but rather, as a method of allocating contractual risk and governing the contractual rights and relationships between the parties to the Arrangement Agreement; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Purchaser, AGAH, the Issuer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in the AGA Group’s or the Issuer’s public disclosures. Accordingly, investors should read the representations, warranties and covenants in the Arrangement Agreement not in isolation but only in conjunction with the other information about the Purchaser, AGAH or the Issuer or any of their respective subsidiaries or affiliates that they include in reports, statements and other filings they make with the SEC.

Concurrently with the execution of the Arrangement Agreement, Sprott Funds Trust and certain directors and officers of the Issuer (collectively, the “Supporting Shareholders”) have each entered into a voting and support agreement (each, a “Voting Agreement”) with the Purchaser and AGAH, pursuant to which such Supporting Shareholder has agreed, among other things and subject to the terms and conditions set forth therein, to vote (or cause to be voted) all of its Corvus Shares and Corvus Options, in favor of the adoption of the Arrangement Agreement and the Transaction contemplated thereby, including the Arrangement. The Supporting Shareholders and the AGA Group collectively hold 42.1% of the issued and outstanding Corvus Shares and 46.3% of the Corvus Shares on a fully diluted basis assuming the conversion of all outstanding Corvus Options. The Supporting Shareholders hold 28.1% of the issued and outstanding Corvus Shares (excluding the issued and outstanding Corvus Shares held by the AGA Group).

The Issuer has agreed to use its commercially reasonable efforts to secure the resignations and customary mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of the directors of the Issuer, at the Purchaser’s request, and cause them to be replaced by persons nominated by the Purchaser effective as of the Effective Time. The Purchaser currently intends to replace the current Corvus Board with nominees of the AGA Group at the Effective Time.

Upon the consummation of the Arrangement, the Purchaser and the Issuer shall be amalgamated and the Articles and Notice of Articles of the amalgamated entity shall be in substantially the form of the Articles and Notice of Articles of the Purchaser until amended in accordance with applicable law.

It is expected that, upon completion of the Arrangement, the Issuer’s securities will be delisted from Nasdaq and the Toronto Stock Exchange and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, and the Issuer will submit an application to cease to be a reporting issuer under applicable Canadian securities laws.

The foregoing descriptions of the Arrangement Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by the full terms and conditions of the Arrangement Agreement and the Voting Agreements, as applicable, which are filed herewith as Exhibit 99.16 and Exhibits 99.17 to 99.30, respectively, and are incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Amended Schedule 13D is hereby amended by adding the following:

The information set forth in Item 4 above is incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.16	Arrangement Agreement, dated as of September 13, 2021, among 1323606 B.C. Unlimited Liability Company, AngloGold Ashanti Holdings plc and Corvus Gold Inc. (filed herewith).

Exhibit 99.17	Voting Agreement, dated as of September 13, 2021, among Sprott Gold Equity Fund, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.18	Voting Agreement, dated as of September 13, 2021, among Steven Aaker, Barbara Aaker, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.19	Voting Agreement, dated as of September 13, 2021, among Carl Brechtel, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.20	Voting Agreement, dated as of September 13, 2021, among Anton Drescher, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.21	Voting Agreement, dated as of September 13, 2021, among Ryan Ko, VA Business Consultants Ltd., 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.22	Voting Agreement, dated as of September 13, 2021, among Ronald Largent, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.23	Voting Agreement, dated as of September 13, 2021, among Rowland Perkins, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.24	Voting Agreement, dated as of September 13, 2021, among Ann Pontius, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.25	Voting Agreement, dated as of September 13, 2021, among Jeff Pontius, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.26	Voting Agreement, dated as of September 13, 2021, among Mark Reischman, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.27	Voting Agreement, dated as of September 13, 2021, among Marla Ritchie, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.28	Voting Agreement, dated as of September 13, 2021, among Michael Sherry, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.29	Voting Agreement, dated as of September 13, 2021, among Peggy Wu, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

Exhibit 99.30	Voting Agreement, dated as of September 13, 2021, among Edward Yarrow, 1323606 B.C. Unlimited Liability Company and AngloGold Ashanti Holdings plc (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 17, 2021

AngloGold Ashanti Limited

By:	/s/ Kandimathie Christine Ramon
	Name:	Kandimathie Christine Ramon
	Title:	Chief Financial Officer & Executive Director

AngloGold Ashanti (U.S.A.) Exploration Inc.

By:	/s/ Timothy Thompson
	Name:	Timothy Thompson
	Title:	Director & President